UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

Completion of GE Capital Aviation Services Acquisition

On November 1, 2021, AerCap Holdings N.V. (“AerCap”) issued a press release announcing the completion of its previously announced acquisition of GE Capital Aviation Services, the aviation leasing business of General Electric Company (the “Transaction”), a copy of which is attached hereto as Exhibit 99.1.

Supplemental Indenture relating to 1.899% Senior Notes due 2025

On November 1, 2021, AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of AerCap, issued $1.0 billion aggregate principal amount of the Issuers’ 1.899% Senior Notes due 2025 (the “Notes”). The Notes were issued to a subsidiary of General Electric Company (“GE”) in connection with the closing of the Transaction. In connection with the issuance of the Notes, AerCap is filing the Third Supplemental Indenture relating to the Notes as Exhibit 4.1 hereto, solely for incorporation into the Registration Statements on Form F-3 (File Nos. 333-234028, 333-235323 and 333-260359).

Change in Principal Accountant

Upon completion of the Transaction, GE received 111.5 million newly issued AerCap ordinary shares, representing approximately 46% of AerCap’s outstanding common stock. PricewaterhouseCoopers, the Irish member firm of PricewaterhouseCoopers International (“PwC Ireland”) and AerCap’s Audit Committee have determined that due to GE’s significant influence over AerCap and the continuing services member firms of PricewaterhouseCoopers International provide to GE globally, following completion of the transaction PwC Ireland would no longer be considered independent of AerCap. Therefore, on November 1, 2021, in connection with the completion of the Transaction, PwC Ireland resigned from its role as AerCap’s independent registered public accounting firm.

After completing a formal competitive external auditor selection process, AerCap’s Audit Committee selected the Irish member firm of KPMG International (“KPMG Ireland”) as successor independent registered public accounting firm. KPMG Ireland was initially engaged on October 7, 2021, and has become AerCap’s principal accountant effective on PwC Ireland’s resignation on November 1, 2021.

During the final two fiscal years and through the interim period ended November 1, 2021 there were no disagreements between AerCap and PwC Ireland on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of PwC Ireland, would have caused PwC Ireland to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements of AerCap for the applicable periods. The resignation of PwC Ireland has been considered and the appointment of KPMG Ireland has been considered and approved by AerCap’s Audit Committee and Board of Directors.

In accordance with Item 16F of Form 20-F, AerCap intends to provide additional disclosures regarding PwC Ireland’s resignation and KPMG Ireland’s appointment in its Form 20-F for the year ending December 31, 2021.

Exhibits

4.1	Third Supplemental Indenture relating to the 1.899% Senior Notes due 2025, dated as of November 1, 2021, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

99.1	Press Release, dated November 1, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date: November 1, 2021